Exhibit 21.1

List of Subsidiaries as of February 25, 2026

Subsidiary	Jurisdiction
Capella Space Corp.	Delaware
ID Quantique Limited	Republic of Korea
ID Quantique Inc.	Delaware
id Quantique SA	Switzerland
IonQ Federal, LLC	Delaware
IonQ Italia S.r.l.	Italy
IonQ Quantum Acquisitions, Inc.	Delaware
IonQ Quantum Canada, Inc.	Ontario
IonQ Quantum International GmbH	Germany
IonQ Quantum Israel Ltd.	Israel
IonQ Quantum Switzerland GmbH	Switzerland
IonQ Quantum UK Limited	England and Wales
IonQ Quantum, Inc.	Delaware
IonQ Sweden AB	Sweden
Lightsynq Technologies, Inc.	Delaware
Oxford Ionics DACH GmbH	Switzerland
Oxford Ionics Limited	England and Wales
Oxford Ionics North America Inc.	Delaware
Seed Innovations, LLC	Delaware
Skyloom Global, LLC	Delaware
Vector Atomic, Inc.	Delaware